3/7

SO 3/7/02

02019088

SECUR[...] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51976

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002 PROCESSING SECTION 143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New name: AzRoc Capital Management Inc

Former Name - Anderson Samad, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4099 William Penn Hwy, Suite 104
(No. and Street)

Monroeville, PA 15146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mohammad A. Samad 412-372-1750
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michell, Rodger, D.
(Name — *if individual, state last, first, middle name*)

P. O. Box 735 Bethel Park PA 15102
(Address) (City) (State)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion [...] must be supported by a statement of facts and circumstances relied on as the basis for the exem[...] [...](2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/21

OATH OR AFFIRMATION

I, Mohammad A. Samad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson Samad, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

[signature]
Signature

President
Title

[signature]
Notary Public

Notarial Seal
Kathy L. Anderson, Notary Public
Penn Hills Twp., Allegheny County
My Commission Expires Sept. 23, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON SAMAD, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2001

RODGER D. MICHELL

Certified Public Accountant

TABLE OF CONTENTS

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
Anderson Samad, Inc.
Monroeville, Pennsylvania

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Anderson Samad, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson Samad, Inc., as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethel Park, Pennsylvania
February 8, 2002

ANDERSON SAMAD, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 217,898
Deposit with clearing firm	25,000
Commissions Receivable	51,034
Due from affiliate	9,962
Prepayments	1,780
Investments, at cost	33,100
Property and equipment, net of accumulated depreciation of $24,799	12,611
Total Assets	$ 351,385

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 22
Payroll taxes withheld	150
Loan from Shareholder	94,000
Total Liabilities	94,172
Stockholder's Equity	
Common Stock, no-par value, 100 shares authorized, 90 shares issued and outstanding	140,000
Additional paid-in capital	751,052
Paid-in capital resulting from treasury stock transactions	3,333
Retained Earnings	(637,172)
Total Stockholder's Equity	257,213
Total Liabilities and Stockholder's Equity	$ 351,385

The accompanying notes are an integral part of these financial statements.

ANDERSON SAMAD, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 155,780
Interest income	129
Total Revenues	155,909
Expenses	
Salaries and related benefits	110,403
Other expenses	21,520
Occupancy	17,399
Professional services	10,818
Depreciation	6,071
Telecommunications	5,423
Interest	174
Total Expenses	171,808
Net Loss	$ (15,899)

The accompanying notes are an integral part of these financial statements.

ANDERSON SAMAD, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK		ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	PAID IN CAPITAL RESULTING FROM TREASURY STOCK TRANSACTIONS
	SHARES	AMOUNT			
Balance January 1, 2001	100	$ 140,000	$ 569,872	$ (621,273)	$ 3,333
Net loss for 2001				(15,899)	
Treasury stock acquired and retired, 10 shares	(10)		(5,000)		
Additional paid - in capital received			186,180		
Balance, December 31, 2001	90	$ 140,000	$ 751,052	$ (637,172)	$ 3,333

The accompanying notes are an integral part of these financial statements.

ANDERSON SAMAD, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net loss	$ (15,899)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	6,071
Increase in commissions receivable	(45,792)
Increase in accounts receivable	(9,962)
Decrease in prepayments	150
Decrease in accounts payable	(2,694)
Decrease in withheld payroll taxes	(90)
Net cash used in operating activities	(68,216)
Cash flows from investing activities	
Equipment purchases	(1,400)
Net cash used in investing activities	(1,400)
Cash flows from financing activities	
Proceeds of shareholder loan	94,000
Repayment of shareholder loan	(202,000)
Capital additions	186,180
Acquisition of treasury stock	(5,000)
Net cash provided from financing activities	73,180
Net increase in cash	3,564
Cash, beginning of year	214,334
Cash, end of year	$ 217,898

SUPPLEMENTAL INFORMATION

Cash paid during the year for interest (none was capitalized)	$ 174
Non cash financing and investing activities:	none

The accompanying notes are an integral part of these financial statements.

ANDERSON SAMAD, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer and a member of the National Association of Securities Dealers (NASD), and is supervised by the Securities and Exchange Commission (SEC). The company was incorporated in the state of Pennsylvania in 1997. Operations began in 1998 as a representative of another broker-dealer and continued as such until February, 2000 when the Company received its membership.

NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Income

Commission income and related commissions payable to sales representatives are recorded on a trade date basis. No allowance for uncollectible accounts on the commissions receivable is considered necessary.

Income Taxes

The shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code which provide for the Company's income to be taxed directly to its shareholders. Accordingly, no provision for federal or state income taxes has been included in the accompanying financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand and in banks to be cash equivalents.

NOTE C PROPERTY AND EQUIPMENT

Equipment and leasehold improvements are carried at cost. Expenditures for maintenance and repairs are charged against operations, while renewals and betterments that materially extend the lives of assets are capitalized. Depreciation is computed for financial statement purposes on a straight line basis over 3-5 years, which is management's determination of the estimated useful lives of the assets.

Property and equipment consisted of the following as of December 31, 2001:

Computers and equipment	$31,820
Furniture and fixtures	1,819
Telephone equipment	3,771
	37,410
Less accumulated depreciation	(24,799)
	$12,611

NOTE D INTANGIBLE ASSETS

The Company incurred organization costs and pre-opening costs in 1997, which for financial statement purposes were amortized over one year due to the small amount incurred. No amortization of these assets was recorded during the year 2001

As of December 31, 2001 the Company has no remaining intangible assets.

NOTE E LEASES

The company leases its office space, and has related obligations under an operating lease with initial noncancellable terms in excess of one year. For the year ended December 31, 2001 rental expense paid under this arrangement was $23,173, however the Company offset $5,774 reimbursed by a related party (see NOTE F), for a net rental expense of $17,399.

The obligations under this lease as of December 31, 2001 are as follows:

2002	23,096
2003	17,322
	$40,418

The lease contains a renewal option and an escalation clause, and expires in September, 2003.

NOTE F RELATED PARTY TRANSACTIONS

Transactions with Shareholders

During the year 2001, one of the shareholders aquired 100% control of the company by purchasing the outstanding stock of shareholders owning 40%, and by having the company aquire stock from a shareholder owning 10% for $5,000.

On January 4, 2001 the Company repaid to its then 50% shareholder a loan borrowed on December 29, 2000 of $202,000, along with interest of $174. On December 31, 2001 the Company borrowed $94,000 from the same shareholder, who had become the only shareholder by that date. The loan was unsecured, non-interest bearing, due on demand, and was repaid on January 9, 2002.

Affiliated Companies

As further explained in NOTE M, the Company was merged into AZROC Capital Management, Inc. (AZROC) effective with the close of business on December 31, 2001. AZROC is a registered investment advisory firm and was organized in the year 2000. The Company had a management agreement between the Company and AZROC where AZROC was to execute at least 75% of its trades through the Company through July, 2001 in exchange for the Company paying for legal fees for the incorporation of AZROC. During 2000, the Company paid $5,005 in legal fees for the incorporation of AZROC.

During 2001 the Company accrued expense reimbursements from AZROC totaling $16,562 for common expenses initially paid by the Company that benefitted both companies. AZROC paid $6,600 during 2001 and

NOTE F RELATED PARTY TRANSACTIONS (continued)

Affiliated Companies (continued)

$9,962 in January, 2002 under this arrangement.

NOTE G DEPOSIT WITH CLEARING ORGANIZATION

The Company has $25,000 cash on deposit with a clearing firm.

NOTE H CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balance at one financial institution located near Pittsburgh, Pa. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001 the Company's uninsured cash balance is $117,898.

NOTE I INVESTMENTS

The Company has recorded investments in warrants and stocks related to the NASD/NASDAQ Phases 1 and 2 restructuring. There is no established market for the securities. Accordingly, the Company has recorded its investments in these securities at cost. The investments consist of 1,000 shares of THE NASDAQ STOCK MARKET, INC. costing $13,000, and 1,500 warrants to purchase 1,500 shares of THE NASDAQ STOCK MARKET, INC. costing $20,100. At December 31, 2001 the Company did not own securities in established markets.

NOTE J MAJOR CUSTOMER

Anderson Samad, Inc. earns over 50% of its revenues from commissions earned through trades of one customer, and the loss of that customer could have a materially adverse effect on the Company. While the contract between the parties is cancellable with 30 days notice, the customer has continuously dealt with the company or its founder since 1991. Also, this customer was a shareholder in the Company through November 30, 2001, at which time he sold his interest to the remaining shareholder (See NOTE F).

NOTE L NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of $5,000. At December 31, 2001 the Company had a net capital of $209,722. The Company's aggregate indebtedness to net capital ratio was 0.45 to 1.

NOTE M SUBSEQUENT EVENTS

In accordance with the Articles of Merger adopted by the directors and shareholder of both the Company and AZROC, the companies merged effective after the close of business December 31, 2001. The survivor of the merger is AZROC. The merger is pending approval of the NASD. The result of the merger is that the assets, liabilities, and equity of the separate companies were combined, and that the single entity is both a broker-dealer and registered investment advisory firm. Accordingly, the activities of Anderson Samad, Inc. will be continued in AZROC, and Anderson Samad, Inc. will no longer exist after December 31, 2001.

ANDERSON SAMAD, INC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Computation of net capital	
Total stockholder's equity	$257,213
Nonallowable assets	
Securities not readily marketable	33,100
Property and equipment, net	12,611
Prepayments	1,780
Total nonallowable assets	47,491
Net Capital	$209,722
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part IIA of Form X-17A-5 as of December 31, 2001	$209,722

Computation of basic net capital required
Net capital required is the greater of $5,000 (the minimum dollar requirement of reporting broker dealer) or 6.67% of the aggregate indebtedness (total liabilities):

Aggregate indebtedness	
Total liabilities	$ 94,172
Aggregate indebtedness X 6.67%	$ 6,278
Net capital (from above)	$209,722
Less basic net capital required	(6,278)
Net capital in excess of requirement	$203,444
Ratio of aggregate indebtedness to net capital	0.45 : 1

ANDERSON SAMAD, INC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER
RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
Anderson Samad, Inc.
Monroeville, Pennsylvania

REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements of Anderson Samad, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bethel Park, Pennsylvania
February 8, 2002